Morgan Crucible

RECEIVED

2008 SEP 30 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005134

SUPPL

23rd September 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROCESSED
B OCT 02 2008
THOMSON REUTERS

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

RNS Number : 0621E
Morgan Crucible Co PLC
23 September 2008

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**no**
An event changing the breakdown of voting rights	**no**
Other (please specify): —	

	no
Full name of person(s) subject to notification obligation:	**Prudential plc group of companies**
Full name of shareholder(s) (if different from 3):	**Prudential plc**
Date of transaction (and date on which the threshold is crossed or reached if different):	**18 September 2008**
Date on which issuer notified:	**19 September 2008**
Threshold(s) that is/are crossed or reached:	**5%**

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	**GB0006027295**
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
13,572,557	13,572,557

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
13,822,557	13,822,557		5.11%	

Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	Percentage of voting rights
13,822,557	5.11%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Prudential plc (parent company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

Proxy Voting:	

Name of proxy holder:	N/A
Number of voting rights proxy holder will cease to hold:	N/A
Date on which proxy holder will cease to hold voting rights:	N/A

Additional information:	M&G Group Limited (wholly owned subsidiary of Prudential plc), M&G Limited (wholly owned subsidiary of M&G Group Limited) and M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) have moved to a 5% notifiable interest triggering this notification.
Contact name:	Tracey Bigmore
Contact telephone number:	01753 837000

END

END